Exhibit 12

Our earnings have always been sufficient to cover our fixed charges, which consist primarily of the interest we pay on the COs for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2008:

Computation of Earnings to Fixed Charges

($ amounts in thousands)

	As of and for the Year ended December 31,
	2008	2007	2006	2005	2004
Income Before Assessments	$252,407	$166,987	$160,769	$207,855	$178,044

Fixed charges(1)
Interest expense on COs	$1,811,745	$2,365,091	$2,121,061	$1,543,756	$1,011,317
Interest expense on deposits and other	27,023	50,438	59,503	32,221	15,197

Fixed charges	$1,838,768	$2,415,529	$2,180,564	$1,575,977	$1,026,514

Earnings, including fixed charges	$2,091,175	$2,582,516	$2,341,333	$1,783,832	$1,204,558

Ratio of earnings to fixed charges	1.14	1.07	1.07	1.13	1.17

(1)	Our fixed charges include interest expense and premium and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds, and Discount notes and interest expense on other liabilities including Deposits, Borrowings from other FHLBs, Mandatorily redeemable capital stock, and Other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.